Via Facsimile and U.S. Mail
Mail Stop 4720

January 29, 2010

Robert E. Hoffman
V.P., Finance and Chief Financial Officer
Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive.
San Diego, CA 92121

Re: Arena Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
File Number: 000-31161

Dear Mr. Hoffman:

We have reviewed your December 23, 2009 response to our November 30, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4. Acquired Technology, page 71

1. It would appear that the life of the production and GMP licenses are limited by the life of the Switzerland facility and production equipment. Please tell us why you believe your intangible asset has an indefinite life when the licenses allow you to manufacture approved drugs at the facility in Switzerland and are subject to compliance with GMP.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation
Compensation Discussion and Analysis
Elements of Our Compensation Program
Performance-based cash incentives, page 7

2. We note your response to Comment 4 and reissue the Comment. Please provide us
   with proposed disclosure for your 2010 proxy statement which identifies:

   - The pre-set qualitative and quantitative corporate objectives and target
     amounts; and

   - The pre-set qualitative and quantitative individual performance objectives
     for each named executive officer and target amounts.

   Please discuss how the level of achievement of both corporate objectives and
   individual performance objectives factor into your determination of the annual
   incentive awards made to executive officers. To the extent that you are concerned
   about the release of our correspondence, you may request confidential treatment
   pursuant to Rule 83. In order to do this, please file on EDGAR your supplemental
   response requesting confidential treatment under Rule 83, redacting the information
   you request to remain confidential. Please note that only those words, numbers and
   phrases for which confidentiality is necessary should be redacted. Further, an
   unredacted copy of your supplemental response requesting Rule 83 treatment must be
   mailed directly to the Staff.

   Additionally, please note that in order to keep your performance metrics confidential
   pursuant to Instruction 4 to Item 402(b) of Regulation S-K you must submit an
   analysis supporting your conclusion that you are likely to suffer competitive harm if
   the information is disclosed. We are generally only willing to grant confidential
   treatment for performance goals if you can demonstrate how the disclosure of these
   goals will allow your competitors to discover information about break even points,
   cost structures relating to specific products or similarly sensitive information. In
   these instances, you must submit a detailed analysis, identifying the competitively
   harmful information and demonstrating how the information could be harmful to your
   company.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant